March 11, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Brian Cascio

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:                 Brian Cascio

                                                                        Kristin Lochhead

Re:                             Candela Corporation

Form 10-K for the fiscal year ended June 28, 2008
Filed September 11, 2008
Form 10-Q for the quarterly period ended December 27, 2008
Filed February 5, 2009
File No. 000-14742

Ladies and Gentlemen:

This letter is submitted by Candela Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Robert E. Quinn dated February 10, 2009 with respect to the Company’s Form 10-K for the fiscal year ended June 28, 2008 and the Company’s Form 10-Q for the quarterly period ended December 27, 2008 (the “Comment Letter”).  For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.

Form 10-K for the fiscal year ended June 28, 2008

Item 8. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

1.               We note the disclosure on page 35 that you encountered certain product reliability problems during fiscal year 2008 that resulted in increased service-related costs.  Please tell us and revise future filings to provide additional disclosure of the nature and extent of the product reliability problems.  Your disclosure should clarify whether you expect any continuing financial or operational impact as a result of the reliability problems.

Response:

The Company advises the Staff that the reliability problems which have been referenced encompass various mechanical and electrical component failures that occur prematurely and software bugs. As previously discussed publicly, the Company identified many of what is believed to be the root causes of the problems and initiated steps to resolve each of the problems identified. Although we believe we have identified the root causes of the majority of these problems, the solutions will not be implemented for a number of periods. The Company further advises the Staff that in future filings it will revise its disclosures to include additional information regarding the nature and extent of any product reliability problems and any material expected continuing financial or operational impact related to any disclosed reliability problem.

CANDELA CORPORATION

530 Boston Post Road, Wayland, Massachusetts 01778-1886 - Tel (508) 358-7400 - Fax (508) 358-9534

Consolidated Financial Statements

Note 11.  Income taxes, page 62

2.               We reference your disclosure that you do not have a valuation allowance on your deferred tax asset because you believe it is more likely than not that the deferred tax assets will be fully utilized against future income taxes.  Given your current domestic losses, please disclose in future filings the basis for your conclusion that deferred tax assets reported on your balance sheet are more likely than not recoverable.  In your response, please fully explain how you applied the guidance from SFAS 109 paragraphs 20 through 25 in concluding that reported deferred tax assets are more likely than not recoverable.  In that regard, please describe all relevant positive and negative evidence considered, including how you evaluated and weighed that evidence in performing your evaluation.

Response:

The Company advises the Staff that at June 28, 2008 the Company had net deferred tax assets of approximately $8.5 million. This is comprised of deferred tax assets of $10.6 million less deferred tax liabilities of $2.1 million. The individual components that make up these amounts are detailed in the existing table accompanying Note 11.  For the year ended June 28, 2008 the Company reflected a pre-tax loss of approximately $15.1 million. Accordingly, in connection with the preparation of the financial statements, the Company performed an analysis to ascertain if it was more likely than not that the Company would be able to utilize the deferred tax assets.

After a review of the available positive and negative evidence, management concluded that it was more likely than not that the deferred tax assets would be realized. As part of that analysis, management reviewed the following areas as delineated in SFAS No. 109:

•                  As specified above, the Company had deferred tax assets of approximately $10.6 million less deferred tax liabilities of $2.1 million for a net deferred tax asset of $8.5 million. The temporary differences resulting in the deferred tax assets and in the deferred tax liabilities, as currently detailed in the table accompanying Note 11, are expected to reverse in similar time periods.

•                  The financial and taxable income projections which existed as of the June 28, 2008 balance sheet date reflected both pre-tax financial reporting income and taxable income for future fiscal years. Taxable income was evaluated exclusive of reversing temporary differences.

•                  The Company has historically been profitable and had pre-tax income in prior fiscal years as follows:

Fiscal-Year	Pre-Tax Income
Ended	(millions)	Non-recurring Activity
2007	$9.1	N/A
2006	22.4	N/A
2005	10.0	Includes income from discontinued operations of approximately $1.4 million.
2004	11.3	Includes loss from discontinued operations of approximately ($3.8 million).
Total	$52.8

•                  Management had not identified any tax planning strategies that would be appropriate to this discussion.

•                  Based upon the aforementioned, no further analysis was deemed necessary at June 28, 2008. We concluded that a valuation reserve was not required at that time as all available evidence indicated it was more likely than not that the Company would be able to realize its net deferred tax assets recorded at that point in time.

Future Presentation:

The Company advises the Staff that in future filings it will include disclosure as to how it evaluated the potential need for a valuation reserve on its deferred tax assets. In accordance with SFAS No. 109, such expansion of future disclosures will address the basis for the Company’s conclusion including its evaluation of the positive and negative evidence considered and how the Company weighed that evidence in performing its evaluation.

Note 15.  Legal Proceedings, page 67

3.               We note that you are defendants in a number of pending legal actions and the general disclosure that each lawsuit is inherently uncertain and unpredictable as to its ultimate outcome.  Please tell us how you considered SFAS 5 and SAB Topic 5:Y in determining your disclosure related to each specific matter.  For example, paragraph 10 of SFAS 5 states you should disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made.  Revise future filings, as applicable.

Response:

The Company advises the Staff that we considered SFAS 5 and SAB Topic 5:Y when we determined our disclosure related to each specific proceeding.  While we believe that the likelihood of loss in each of the disclosed proceedings is reasonably possible, the possibility of loss or range of loss for each matter is not estimable. The Company advises the Staff that in future filings we will describe the nature of each material loss contingency and give an estimate of the possible loss or range of loss or state that an estimate cannot be made.

Form 10-Q for the quarterly period ended December 27, 2008

Condensed Consolidated Financial Statements

Note 2.  Recent Accounting Pronouncements, page 6

4.               We reference your statement that you do not have any financial assets or liabilities that require disclosure of fair value at December 27, 2008.  We see that you have $2.6 million and $1.7 million of short term and long term marketable securities, respectively, at December 27, 2008.  Please tell us and revise future filings to clarify why you are not required to provide the disclosures required by paragraph 32 — 33 of SFAS 157.

Response:

The Company advises the Staff that its current disclosure specifies that the Company did not elect the fair-value option on any of its existing financial instruments. The Company further states that, since no such elections were made under SFAS No. 159, there are no financial instruments which require the recording of fair value at December 27, 2008. Since this statement is included within the section explaining the requirements of SFAS No. 157 it is implied that there are no further fair-value disclosures required under this pronouncement specific to the Company’s financial assets or liabilities. Finally, the disclosures required by paragraphs 32 — 33 of SFAS No. 157 are specific only to assets and liabilities that are measured at fair value. As noted above, no such election was made by the Company.

The Company further advises the Staff that in its future filings it will  revise its disclosure regarding these investments to include a statement within the body of the Marketable Securities footnote clarifying that the Company did not elect the fair-value option for the financial assets disclosed therein.

Note 6, located on page 13, details the investments which are classified as “held-to-maturity” and measured at amortized cost in accordance with SFAS No. 115, paragraphs 7 — 11 as the Company has the intent and ability to do so. The Company also disclosed the aggregate fair value of the existing “held-to-maturity” financial instruments, as well as the gross unrecognized holding gain or holding loss, in accordance with paragraph 19 of that pronouncement.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

5.               We see that revenue has significantly declined for the three and six months ended December 27, 2008 compared to the three and six months ended December 29, 2007.  We note your discussion that the reduction in sales is due to the slowing economy and tightening credit markets.  Please revise future filings to provide more substantial disclosure of the underlying reasons for material changes in your results of operations in order to provide investors with information regarding the nature and scope of the effects of the slowing economy on your business.  Refer to Item 303 (B) of Regulation S-K.

Response:

The Company advises the Staff that it will provide expanded disclosure in future filings relative to the nature and extent of material changes, from period to period, in one or more significant line items in the Company’s statement of operations.

Item 4.  Controls and Procedures, page 26

6.               We note your disclosure that management has concluded that your disclosure controls and procedures are effective “in gathering, analyzing, and disclosing information needed to satisfy [your] disclosure obligations under the Securities Exchange Act of 1934, as amended.”  The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  However, if you do not wish to eliminate this language, please revise in future filings so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response:

The Company advises the Staff that in future filings it will remove the language that appeared previously after the word “effective” (i.e., “in gathering, analyzing and disclosing information needed to satisfy our disclosure obligations under the Securities Exchange Act of 1934, as amended”) and, as discussed in response to Comment No. 7, insert in replacement thereof “at the reasonable level of assurance.”

7.               In addition, we note your statement that “controls and procedures, no matter how well conceived and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.”  Please revise in future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response:

The Company advises the Staff that in future filings it will revise its disclosure to conclude, if true, that the principal executive and principal financial officers concluded that the Company’s disclosure controls and procedures were, in fact, “effective at the reasonable assurance level,” in accordance with SEC Release No. 33-8238.

******

As requested in the Comment Letter, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (508) 358-7400.

Sincerely,

CANDELA CORPORATION

Robert E. Quinn

Vice President, Finance